Dale E. Short — (310) 789-1259 — dshort@troygould.com	File No. 3218-1

December 22, 2011

BY EDGAR AND FEDERAL EXPRESS

Jeffrey Riedler

Assistant Director

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	ImmunoCellular Therapeutics, Ltd. Registration Statement on Form S-1/A Filed December 9, 2011 File No. 333-178211

Dear Mr. Riedler:

By letter dated December 19, 2011, the staff (the “Staff”) of the Securities and Exchange Commission (“SEC”) provided ImmunoCellular Therapeutics, Ltd. (the “Company”) with comments to the Company’s Registration Statement on Form S-1/A filed on December 9, 2011. This letter contains the Company’s responses to the Staff’s comments. The numbered responses and the headings set forth below correspond to the numbered comments and headings in the Staff’s December 19, 2011 comment letter.

Concurrently with the delivery of this letter, the Company is filing via EDGAR pre-effective Amendment No. 2 on form S-1/A setting forth an amended preliminary prospectus. The amended preliminary prospectus reflects some corrections and clarifications to selected passages of the original preliminary prospectus, as well as some updated information. A copy of the amended preliminary prospectus, marked to show changes from the prior preliminary prospectus, is enclosed for your convenience.

FORM S-1/A

Appendix A, page A-1

1.	We note your addition of Appendix A to the prospectus which provides the transcript of an interview between John Eastman and Dr. John Yu, the company’s Chairman and Chief Scientific Officer. Please add a legend to the top of the appendix introducing the contents thereof and directing readers to the risk factor on page 15 which addresses the possible Section 5 issues which could arise as a result of the interview.

Jeffrey Riedler

December 22, 2011

COMPANY RESPONSE

The Company has added the requested legend at the top of page A-1 of the amended preliminary prospectus.

2.	Please advise us whether the company’s auditors have been notified of the possible Section 5 issues presented by the above referenced interview and whether they have considered the probability of contingent liabilities related to a rescission offer in accordance with ASC 450.

COMPANY RESPONSE

Yes. The Company’s auditors have been so notified. The Company and its auditors also have considered in accordance with ASC 450 the possibility of claims relating to the interview.

Apart from the foregoing response to the Staff’s comments, the Company acknowledges that it is responsible for the accuracy and adequacy of the disclosures contained in the Registration Statement.

When the time comes, the Company will include in its request for acceleration of the effectiveness of the Registration Statement the additional acknowledgements requested by the Staff.

Please direct questions regarding this response letter to the undersigned at 310-789-1259.

Very truly yours,

/s/ Dale E. Short

DES/rlm

Cc:	Laura Crotty (SEC)

Johnny Gharib (SEC)